U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                           REGISTRATION STATEMENT
                                    ON
                                FORM 10-SB


            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                               ZALDIVA, INC.
                               -------------
       (Name of Small Business Issuer as specified in its charter)


           FLORIDA                                 65-0773383
           -------                                 ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                             Employer I.D. No.)

                      2805 East Oakland Park Blvd. #376
                          Fort Lauderdale, FL 33306
                          -------------------------
                   (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (877) 925-3482

Securities registered pursuant to Section 12(b) of the Exchange  Act: None

Securities registered pursuant to Section 12(g) of the Exchange  Act:

                       $0.001 par value common stock
                       -----------------------------
                              Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Zaldiva, Inc. (the "Company" or "Zaldiva") was organized under the laws of the State of Florida on August 11, 1997, under the name "Zaldiva Cigarz & Newz Corporation." It was formed for the purpose of selling cigars, cigar accessories and other luxury goods over the Internet through product affiliate partners; offering web site design, hosting and credit card processing services; and acquiring other small companies offering the same services.

     On November 12, 2001, the Company amended its Articles of Incorporation to (i) change its name to "Zaldiva, Inc."; (ii) add a class of preferred stock as discussed below; and (iii) exempt itself from the application of the provisions of the Florida Control Share Acquisitions Act, which covers_____. Copies of the Company's Articles of Incorporation, as amended, are attached hereto and incorporated herein by reference. See Part III, Item 1.

      The Company's present authorized capital consists of (i) 50,000,000 shares of common voting stock having a par value of one mill ($0.001) per share; and (ii) 20,000,000 shares of one mill ($0.001) par value preferred stock, with such limitations, rights and preferences as the Board of Directors shall determine. As of the date of this Registration Statement, no shares of preferred stock had been issued or assigned any of such limitations, rights or preferences.

     The Company was formed as a successor to ZaldivaCigarz, Inc., a Florida corporation that was formed in February, 1997. ZaldivaCigarz was formed to market Zaldiva cigars, which are hand made by Cuban tobacconists located in Nicaragua, using Cameroon wrap and binder with Dominican longleaf filler from Cuban seed. ZaldivaCigarz' operations were unsuccessful and it ceased its business operations and filed for bankruptcy protection. However, it had had some success in retailing cigars and we wanted to capitalize on the "Zaldiva" name as much as possible. The Company then undertook to market and sell Zaldiva cigars through its own efforts.

     In order to maintain the best possible relationship with certain stockholders of ZaldivaCigarz, and to give them the chance to recover their losses from the investment in ZaldivaCigarz, the Company's management decided to give them the opportunity to invest in the Company. Many of these stockholders were friends and former associates of management. The Company offered to these stockholders the number of shares that each had held in ZaldivaCigarz, at a price of one cent ($0.01) per share. Only about half of the ZaldivaCigarz stockholders decided to invest in the Company. The offering closed in April, 1999, with the Company issuing a total of 1,722,370 shares of its common stock to the ZaldivaCigarz stockholders.

Business.
---------

      Zaldiva, Inc. was incorporated under the laws of the state of Florida on August 11, 1997. We are in the business of selling luxury goods through affiliate partners, selling cigars and accessories, offering web design, hosting and credit card processing services and to acquire other small companies offering similar services. Under our business plan, we hope to increase monthly recurring revenue, our customer base and our brand name recognition. Zaldiva has been exploring the possibility of constructing, buying or leasing an establishment for a proposed coffee bar-art gallery in Fort Lauderdale, Florida. So far, we have been unsuccessful in finding the right property for the right price. We can not assure you that we will ever be successful in this regard.

     We sell Zaldiva Cigars and accessories through our e-commerce web site as well as through direct sales to establishments across the United States, Germany, Australia and Japan. We make our direct sales by attending trade shows, where establishments buy our humidor system and stock it with our cigars. We also receive some referral business. We advertise through trade shows and some periodicals, although the bulk of our advertising is done on the internet. In February, 2001, we decided to begin selling other luxury items through affiliate partners at its Zaldiva.com web site and only maintain the ZaldivaCigars.com site for its cigar business sales. This web site was launched and has been in constant development since February of 2001, and has already turned a small profit.

     The products offered through Zaldiva.com are not the property or responsibility of the Company, except for the products which bear the brand name "Zaldiva." Affiliate partners allow Zaldiva.com to sell their products through a contractual agreement. They pay the Company based on a percentage of click throughs, impressions or sales. We have an electronic spread sheet that keeps track of each affiliate and how we get paid by that affiliate. Most affiliates pay us based on a percentage of sales.

     Zaldiva cigars are hand-made by Cuban tobacconists located in Nicaragua, featuring Cameroon wrap and binder with Dominican longleaf filler from Cuban seed. Cameroon wrap is grown in Cameroon, Africa and is considered one of the finest cigar wrappers in the world. Longleaf filler means that the entire leaf is used to roll the major part of the cigar. It is not chopped like cigarette tobacco and does not use leftover end cuts from previous cigars. Longleaf filler must be used for a cigar to be considered "premium."

     The Company sells Zaldiva cigars and accessories through its e-commerce web site, ZaldivaCigars.com, as well as through direct sales to establishments in the United States, Germany, Australia and Japan. In February, 2001, management determined to begin selling other luxury items through product affiliate partners at its Zaldiva.com web site and to maintain ZaldivaCigars.com for its cigar business sales. We have constantly been upgrading and expanding our Zaldiva.com web site since then.

      Zaldiva.com
      -----------

     The Company's On-Line Shopping Center features tens of thousands of products from trusted retailers such as Hallmark, The Sports Authority, The Sharper Image, Delta Airlines, Sony Music, Barnes & Noble, American Express, 1800Flowers.com, CDNow.com, The Disney Store, and Amazon.com. We do this by exchanging links with other sites and search engines. The Company is not responsible for insuring, delivering or stocking these products. These merchants use Zaldiva as a marketing tool to sell their products. All sales and the majority of customer service issues are handled through individual affiliate partners.

     The Company's site promotes marketing through search engines, banner exchange programs and opt-in e-mail activities. Weekly specials and featured items are regularly created to increase return traffic. Research is done to evaluate any changes that should be made to the list of products offered on the site. We also conduct research to find out what services can be added at no additional cost to the Company and its customers.

     ZaldivaCigars.com
     ------------------

     ZaldivaCigars.com features the Company's own brand of high quality cigars as well as co-branded accessories. The site offers all of our products as well as monthly specials. We also plan to add an affiliate program to this site to increase revenue. Sales are handled over the Internet and the telephone and in person at the many events that the company participates in (e.g., golfing tournaments, benefits for the mentally retarded, the Fort Lauderdale Chamber of Commerce, and various college alumni associations).

     Everything done for Zaldiva.com is also done for ZaldivaCigars.com, but on a monthly rather than daily basis. The company offers monthly specials, which are updated on the site, sent out to opt-in email list subscribers and faxed on an occasional basis. Orders are taken daily, or as they occur. Credit card orders are processed through the company's merchant account and then shipped to the customer once the money has been collected. There is a minimal amount of inventory and bookkeeping work done on a daily basis. Zaldiva handles the sales and shipping of its own merchandise.

     Traditional marketing.
     ----------------------

     Through telemarketing relationships and more than two years of on-the-road sales efforts, we have been able to place our Zaldiva cigars in many up-scale bars and restaurants in the United States. Our cigars can also be found in shops on U.S. military bases in Germany, Australia and Japan. In total, our products are located in about 15 locations.

     We plan to open a combination coffee bar/art gallery/antique store with an on-site retail shop for our cigars and accessories as well as internet access and gaming. Although we have no immediate plans in this regard, we anticipate that the location would be on or near the beach in Fort Lauderdale, Florida. The space would be designed to match the elegant and unique look of our cigar boxes and labels. The general idea is to have an upscale establishment where patrons can shop on our web site while they sip coffee overlooking the Fort Lauderdale beaches or browse through our art and antique gallery.

     Our planned establishment will be aimed at adults age 18 and over. It will include online shopping (featuring our web sites), online gaming (subject to compliance with applicable laws and regulations), an art/antique gallery and a showcase retail shop for our own cigars and accessories. Zaldiva has identified several existing operations in the Fort Lauderdale area that we could move into with little or no up-front expense.

     A significant debate exists as to whether the laws of any country, other than the country where the computer gaming servers are physically located (e.g., Antigua and Dominica) have jurisdiction over the operations of online gaming companies. Any adverse legislation, regulatory action or court rulings in this area could significantly hurt the online gaming industry and could force us to abandon our plans to provide access to online gaming.

Principal Products and Services.
--------------------------------

     The Company's principal products and services also include upscale web site development and hosting. Zaldiva has maintained an e-commerce web presence through Zaldiva.com since July of 1997. Experience and a very low overhead are Zaldiva's principal advantages in this area. Because its sales are made through affiliate sources, the Company requires no order tracking, shipping coordination or bookkeeping to keep track of sales. Our Zaldiva.com web site features Zaldiva Cigars and related products and over 300 well known affiliates and their related products. Our web site allow these products to target upscale consumers nationally and internationally.

Distribution Methods of the Products or Services.
-------------------------------------------------

     The affiliate products offered through Zaldiva.com are not the Company's property or responsibility. Our affiliate partners allow us to sell their products through the Zaldiva.com web site pursuant to a contractual agreement under which they pay the Company based on a percentage of click-throughs, impressions and sales made through the site.

     Zaldiva products themselves are shipped via United Parcel Service. The shipments are assigned a tracking number and are insured and sent via regular ground mail to their destinations. Robert Lees is in charge of distribution of the Company's products, whether through Internet or telephone order.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

      Zaldiva does not currently have any new product or service it has announced. Zaldiva anticipates announcing the opening of an establishment in Fort Lauderdale, Florida. However, this establishment is only in the proposal stage.

Competitive Business Conditions.
--------------------------------

     The online retailing industry is intensely competitive. Our competitors include other online retailers of cigars and related products; web-based retailers using affiliate marketing programs such as our own; and traditional retailers such as tobacco shops. Many of these retailers have much greater visibility, operating history and financial resources than the Company has.
In addition, as the online retailing industry continues to grow, other competitors may begin competing in our market segment. We do not believe that our position in the online retailing industry will be significant in the foreseeable future.

     The Company must compete against other, better established cigar manufacturers, especially in the southeastern United States. Zaldiva is a relatively new brand name. We believe that other cigar manufacturers, wholesalers and retailers have a competitive advantage over Zaldiva due to an established name and superior brand recognition in the market.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

     Zaldiva's major raw materials and supplies for its cigars come from Cameroon (wrap and binder) and the Dominican Republic (filler). We also retail ashtrays, which are produced in Mexico. Other accessories, such as bullet cutters, cigar cutters and t-shirts are made in Miami, Florida.

     Zaldiva buys its product from Francisco Pla., which is based in Nicaragua. Francisco Pla. has contracts in place with suppliers. Therefore Zaldiva is dependent on the contracts Francisco has in place with these suppliers to a certain extent. However, Zaldiva is not contractually bound to buy their product from these suppliers. Zaldiva may look to other suppliers able to supply similar quality materials to Zaldiva should problems arise with suppliers.

Dependence on One or a Few Major Customers.
-------------------------------------------

      The Company's major customer is the U.S. military, through which it sells about 50% of its product. We do not have any supplier contracts with the military. We are a member of the Morale, Welfare, and Recreation group called the International Military Community Executives Association.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

     We have obtained a trademark with the Florida Department of State for our logo, the word "Zaldiva Cigarz" in Antiqua font with an accent over the first "I" in black, gold and bronze.

Need for any Governmental Approval of Principal Products or
Services.
---------

     None; not applicable. However, see the caption "Effect of Existing or Probable Governmental Regulations on Business," below.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

     The Company is subject to general business laws, rules and regulations, as well as laws, rules and regulations relating to the Internet and e-commerce. These regulations may cover issues such as privacy, taxation, intellectual property, content, consumer protection and products liability. Compliance with these regulations may be expensive and time consuming and may reduce our profitability in the future.

     We do not currently collect sales taxes on goods that we sell. In 1998, Congress adopted the Internet Tax Freedom Act, which placed a three-year moratorium on the imposition of most sales over the Internet. Recent Congressional developments have raised the possibility that state and local governments will begin imposing such taxes in the foreseeable future. This would likely create administrative burdens for the Company and may reduce our profitability. In addition, the imposition of sales taxes on Internet sales may discourage such sales in the future and may also have a negative effect on our operating results.

     Effective January 4, 1999, the National Association of Securities Dealers, Inc. adopted rules and regulations requiring every issuer having its securities quoted on the OTC Bulletin Board of the NASD to be a "reporting issuer" that files reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," but once it becomes effective, this Registration Statement will bring the Company into compliance with these requirements. However, our compliance does not mean that we will be able to develop or maintain any established trading market for our securities.

Research and Development.
-------------------------

      Zaldiva has not spent any money on research and development. We do not anticipate any need in the foreseeable future to spend resources on research and development.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

      Since the nature of the Company's business is retail sales of cigars and marketing for its affiliates, Zaldiva does not believe that it will have any environmental compliance concerns.

Number of Employees.
--------------------

      As of October 3, 2001, the Company had five full-time employees. Our employees are not part of any union and we believe that our relations with them are good.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     Zaldiva intends to expand in its primary market, the southeastern United States. However, with an on-line presence, the potential market for our products is international. Our potential market grows proportionately to the increasing numbers of people with on-line access. Our web sites are currently accessible to English-speaking users throughout the world, and we plan to develop multi-language sites in the near future to accommodate foreign language speakers.

     The Company enjoys a loyal customer base that has been growing since its inception in 1997. Initially, we expect that a large percentage of our online sales will come from our cigar customer base, with additional sales to friends and family of loyal customers as brand recognition expands. Zaldiva plans to increase its customer base by continued marketing through Internet search engines and opt-in email subscriptions aimed at adults over 30 years of age. We expect that other advertising methods will include cable television spots, online contests and banner advertising on various web sites.

     Depending on current market conditions Zaldiva will seek to establish a coffee bar/art gallery in Fort Lauderdale, Florida. See the caption "Business," above.

     Our initial sales are anticipated to be from our web sites and direct orders from current and past cigar customers. A small percentage of sales currently come from web site hosting. We expect that this monthly recurring revenue will continue to increase on a steady basis. We will also seek to acquire other hosting and credit card processing companies, although we have not identified any such acquisitions as of the date of this Registration Statement.

Results of Operations.
----------------------

     For the years ended September 30, 2001 and 2000, and from inception through September 30, 2001, the Company had revenues of $48,161, $129,244 and $177,405, respectively; with a net loss of ($32,893), ($6,852) and ($49,259).
The Company had a loss per share of ($0.01), ($0.01) and ($0.02), for these same periods.

     During the quarterly period ended December 31, 2001, we received revenues of $27,832, as compared to revenues of $17,403 during the quarterly period ended December 31, 2000. Operating expenses during these periods were $17,421 and $11,704, respectively; net income was $1,386 and $(339) during these periods.

Liquidity.
----------

     The Company had cash on hand of $10,741 at September 30, 2001, and $2,127 at December 31, 2001.

     The Company has accumulated losses totaling $49,259 from inception to September 30, 2001, and is still developing operations. Net income for the three months ended December 31, 2001, was $1,386. Financing for the Company's activities to date has been primarily provided by issuance of common stock for cash and for services. The Company's ability to achieve a level of profitable operations and/or additional financing may affect the Company's ability to continue as a going concern.

Item 3.  Description of Property.
---------------------------------

     Zaldiva currently owns or leases the following properties, which were contributed during the second quarter of our current fiscal year:

     * Three servers are leased from Giant Technologies at a rate of $300 per month. The bandwidth leased is unlimited.

     * Inventory owned in corporate name having an approximate value of $25,000. This property is not subject to any liens.

     *    Trademarks.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:



                            Number of Shares               Percentage
Name and Address           Beneficially Owned               of Class
----------------           ------------------               --------

Robert B. Lees                 655,000                       13.1%
110 Wood Lane
Delray Beach, Florida 33444

John A. Palmer, Jr.            607,000                        12.1%
3422 E. Randolph Road
Coolidge, Arizona 85222

Jeremy Van Coller              599,630                       12.0%
1709 NE 8th Avenue
Ft. Lauderdale, Florida 33305


 Security Ownership of Management.
---------------------------------

     The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                                  Number of Shares      Percentage of
Name and Address                 Beneficially Owned        of Class
----------------                 ------------------        --------
Robert B. Lees                     655,000                  13.1%
110 Wood Lane
Delray Beach, Florida 33444

John A. Palmer, Jr.                607,000                  12.1%
3422 E. Randolph Road
Coolidge, Arizona 85222

Jeremy Van Coller                  599,630                  12.0%
1709 NE 8th Avenue
Ft. Lauderdale, Florida 33305


Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                         Date of         Date of
                          Positions      Election or     Termination
Name                      Held           Designation     or Resignation
----                      ----           -----------     --------------
Robert B. Lees            President,     12/24/97         *
                          Chairman,      12/24/97         *
                       CEO            12/24/97         *
                          and Director   12/24/97         *

John A. Palmer, Jr.       Secretary       2/15/98         *
                       and Director   12/24/97         *

Jeremy I. Van Coller      Director       12/24/97         *
                       Secretary      12/24/97         2/15/98

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Robert B. Lees. Mr. Lees, age 54, is a graduate of the U.S. Naval Academy. He served as an Officer in the Marine Corps, both overseas and domestically. After transferring to the active Reserves, he joined the DuPont Company, where he managed the Southeastern Region. He took the region from last to first in the acrylic sheet division for sales and service. He then became part owner and general manager of a wood laminating operation in Orlando, Florida. Upon the sale of the business, he joined Merrill Lynch in the Private Client Group and became an assistant Vice President. He has since consulted to a Florida-based investor relations firm, and served as President and Chief Operating Officer of two start-up companies, as well as his current position.

     John A. Palmer, Jr. Mr. Palmer is 63 years old. He is a graduate of the University of Wisconsin, where he received a BS in Mathematics and Physics and an MS in Education and Counseling. He has continued his education throughout his life and has completed multiple workshops in Electromechanical Automation, Electromechanical Systems, Vacuum Technology, Vacuum and RF Power and Semiconductor Manufacturing Processes. He was a presenter for Basic Troubleshooting and Electromechanical Devices at the Intel/MATEC Summer Institute, Arizona as well as for the transducers Workshop in Orlando, Florida and the Rockwell automation PLC Workshop in Michigan. Since 1969, Mr. Palmer has served as a Professor of Electricity, Industrial Electronics, Manufacturing Electronics and Mathematics at the Central Arizona College in Coolidge, Arizona. In addition, he has been involved in Summer Faculty Internships at Motorola and Intel, both in Phoenix, Arizona.

     Jeremy I. Van Coller. Mr. Van Coller, age 22, is a graduate of Kloof High School (Kwa Zulu Natal, Kloof, South Africa) where his line of studies included Technical Drawing (architectural renderings), Biology, Advanced Mathematics, English and Afrikaans. He continued his education by attending the Academy of Learning (Kwa Zulu Natal, Pinetown, South Africa) where he studied Marketing, Management and Computer Science for approximately one year prior to moving to the United States. Mr. Van Coller worked as a computer sales person in South Africa during and after attending the Academy. Over the past two years, he served as an Assistant to the Network Administrator for various South Florida Internet service providers, where he handled domain name servers, mail servers, BSDI and Cobalt servers. Mr. Van Coller currently serves as a Computer Technician Consultant handling personal computer repair and construction, hardware and software troubleshooting and some web design, in addition to being the current Network Administrator for Zaldiva, Inc. He is fluent in both English and Afrikaans and understands Dutch, Zulu and French.

Significant Employees.
----------------------

     The Company has no significant employees who are not executive officers.

Family Relationships.
---------------------

      None.

Involvement in Certain Legal Proceedings.
-----------------------------------------

      Except as discussed below, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     Jeffrey Olweean, our former President, and Nicole Leigh, our former Secretary, were directors and executive officers of The Internet Advisory Corporation, a Utah corporation ("IAC"). On May 25, 2002, which was after their resignations from their positions with IAC, that entity filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida. Copies of IAC's Current Reports on Form 8-K, disclosing the filing of the bankruptcy petition and the Bankruptcy Court's confirmation of IAC's Plan of Reorganization, were filed with the Securities and Exchange Commission and are available for review on the Commission's web site: www.sec.gov.

Item 6.  Executive Compensation.
--------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Robert B.
Lees,
President,   9/30/01    0     0     0     0      0     0   0
Chairman,    9/30/00    0     0     0     0      0     0   0
CEO and      9/30/99    0     0     0     0      0     0   0
Director

John A.
Palmer, Jr.  9/30/01    0     0     0     0      0     0   0
Secretary    9/30/00    0     0     0     0      0     0   0
and Director 9/30/99    0     0     0     0      0     0   0

Jeremy Van   9/30/01    0     0     0     0      0     0   0
Coller,      9/30/00    0     0     0     0      0     0   0
Director     9/30/99    0     0     0     0      0     0   0


     Other than the salary listed above, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management. during the fiscal years ended December 31, 1998 or 1997. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     The following is the material transaction between the Company and any director, executive officer, five percent stockholder or promoter or founder of the Company:

Parents of the Issuer.
----------------------

     The Company has no parents. See the caption "Business Development," Part I, Item 1.

Item 8.  Description of Securities.
-----------------------------------

     The Company has two classes of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock and 20,000,000 shares of $0.001 par value preferred stock.

     Common Stock
      ------------

     The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

      Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls respecting any of the authorized but unissued common stock of the Company.

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

     Preferred Stock
     ---------------

     The preferred stock will have limitations, rights and preferences to be determined by the Board of Directors. No preferred shares are issued or outstanding.


         There are no outstanding options, warrants or calls respecting any of the authorized but unissued preferred stock of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

     There has never been any established public market for the Company's common stock. The Company intends to submit its common stock for listing on the OTC Bulletin board of the National Association of Securities Dealers. However, management can provide no assurance that any public market will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse effect on any such market. The shares held by Messrs. Lees and Palmer will become eligible for resale under Rule 144 on July 1, 2002.

Restricted Securities
---------------------

     There are currently 5,000,000 outstanding shares of Zaldiva common stock, 5,000,000 of which are designated as "restricted securities." Of these 5,000,000 shares, 1,722,370 have satisfied the one year holding period of Rule 144, and may be publically sold in accordance with this Rule. Beginning 90 days after the effectiveness of this Registration Statement, the Company will have "current public information" available for resale of "restricted securities," so long as it has filed all required periodic reports with the Securities and Exchange Commission. Any sales of these "restricted securities" could have an adverse affect on the current or any future public market for the Company's common stock.

Holders.
--------

      The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 193.

Dividends.
----------

      The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

      The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

      There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                           Date           Number of           Aggregate
  Name or Group           Acquired          Shares           Consideration
  -------------           --------        ---------          -------------

180 persons            3/17/99-4/23/99     1,722,370        $0.01 per share(1)

13 persons                 7/1/01          3,277,630        Services valued
                                                            at $0.01 per
                                                            share(2)


     (1) The Company is preparing to offer a recission right to all of the persons to insure compliance with applicable Federal and State Securities Regulations.

      (2) Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Regulation D, Rule 506. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 607.0850 of the Florida Business Corporation Act gives Florida corporations the power to indemnify any person who is a party to any proceeding, other than an action by or in the right of the corporation, due to his or her capacity as a director, officer, employee or agent of the corporation, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In the case of criminal proceedings, the person must have had no reasonable cause to believe his or her conduct was unlawful. In the case of actions by or in the right of the corporation, the person may be indemnified against expenses and amounts paid in settlement. If a director, officer, employee or agent of a Florida corporation has been successful on the merits in defense of any such proceeding, indemnification is mandatory with respect to expenses actually and reasonably incurred.

     A Florida corporation may advance an officer's or director's expenses in defending a civil or criminal proceeding upon receipt of an undertaking to repay such amount if he or she is ultimately found not to be entitled to indemnification under Section 607.0850. Unless otherwise provided when authorized or ratified, the protections of Section 607.0850 continue as to persons who have ceased to be directors, executive officers, employees or agents.

     Section 607.0850 also permits a Florida corporation to purchase and maintain insurance on behalf of any director, officer, employee or agent of the corporation against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the authority to indemnify him or her against such liability under the other provisions of the Section.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

                          ZALDIVA, INC.
                  [A Development Stage Company]

                       FINANCIAL STATEMENTS

                        September 30, 2001

               [WITH INDEPENDENT AUDITORS' REPORT]

              ZALDIVA, INC.[A Development Stage Company]

                        Table of Contents
                                                            Page

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . 1

Balance Sheet - September 30, 2001 . . . . . . . . . . . . . . . . . . . 2

Statements of Stockholders' Equity/(Deficit) for the period from
Inception [August 11, 1997] through September 30, 2001  . . . . . . . . .3

Statements of Operations for the years ended September 30, 2001, and
2000 and for the period from Inception [August 11, 1997] through
September 30, 2001. . . . . . . . . . . . . . . . . . . . . . . . . . . .4

Statements of Cash Flows for the years ended September 30, 2001 and
2000 and for the period from Inception [August 11, 1997] through
September 30, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .6 - 8

                   INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Zaldiva, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Zaldiva, Inc. [a development stage company] as of September 30, 2001, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the years ended September 30, 2001 and 2000, and for the period from inception [August 11, 1997] through September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zaldiva, Inc. as of September 30, 2001, and the results of operations and cash flows for the years ended September 30, 2001 and 2000, and for the period from inception [August 11, 1997] through September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Zaldiva, Inc. will continue as a going concern. As discussed in Note D to the financial statements, the Company has accumulated losses and has not commenced principal operations. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                   /S/Mantyla McReynolds
                                   Mantyla McReynolds
December 31, 2001
Salt Lake City, Utah

                          ZALDIVA, INC.
                  [A Development Stage Company]
                          Balance Sheet
                        September 30, 2001

ASSETS

Current Assets:
     Cash                                            $   10,741
                                                     ----------
              Total Current Assets                   $   10,741
                                                     ----------
TOTAL ASSETS                                         $   10,741
                                                     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Accrued liabilities                            $   10,000
                                                     ----------
              Total Current Liabilities                  10,000
                                                     ----------
                     Total Liabilities               $   10,000

Stockholders' Equity - Notes B
      Preferred stock, $.001 par value;
      authorized 20,000,000; none issued                      0
Common stock, $.001 par value;
      authorized 50,000,000 shares; issued
      and outstanding 5,000,000                           5,000
Additional paid-in capital                               45,000
Deficit accumulated during development stage            (49,259)
                                                     ----------
          Total Stockholders' Equity                        741
                                                     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $   10,741
                                                     ==========

          See accompanying notes to financial statements

                          ZALDIVA, INC.
                  [A Development Stage Company]
           Statements of Stockholders' Equity/(Deficit)
For the period from Inception [August 11, 1997] through September 30, 2001
                                                    Deficit
                                                  Accumulated
                                       Additional    During         Total
                   Number of  Common    Paid-in   Development  Stockholders'
                    Shares     Stock    Capital       Stage   Equity/(Deficit)
Balance,
August 11, 1997             0    $    0   $     0   $       0    $     0

Net Income for 1997         0         0         0           0          0
                   ----------------------------------------------------------
Balance, September
30, 1997                    0         0         0           0          0

Net Income for 1998         0         0         0           0          0
                   ----------------------------------------------------------
Issued stock for
cash, at par, $.01
per share           1,722,370     1,722    15,501                 17,223

Net loss for 1999                                      (9,514)    (9,514)
                   ----------------------------------------------------------
Balance, September
30, 1999            1,722,370     1,722    15,501      (9,514)     7,709

Net Income for 2000                                    (6,852)    (6,852)
                   ----------------------------------------------------------
Balance, September
30, 2000            1,722,370     1,722    15,501     (16,366)       857

Issued shares for
services, at $.01
per share           3,277,630     3,278    29,499                 32,777

Net loss for 2001                                     (32,893)   (32,893)
                   ----------------------------------------------------------
                    5,000,000    $5,000   $45,000    ($49,259)   $   741
                   ==========================================================

          See accompanying notes to financial statements

                          ZALDIVA, INC.
                  [A Development Stage Company]
                     Statements of Operations
   For the years ended September 30, 2001 and 2000 and for the
Period from Inception [August 11, 1997] through September 30, 2001
                                                                 From
                                                               Inception
                                                               [8/11/97]
                                                                through
                                    2001          2000          9/30/01
Revenues                        $     48,161    $  129,244  $  177,405

Cost of goods sold                    10,884        25,979      36,863
                                ------------    ----------  ----------
   Gross profit                       37,277       103,265     140,542

Selling, general and
administrative expenses               70,170       110,117     189,801
                                ------------    ----------  ----------
Net Loss from Operations             (32,893)       (6,852)    (49,259)
                                ------------    ----------  ----------

Net Loss Before Income Taxes         (32,893)       (6,852)    (49,259)

Provision for Income Taxes -
Notes A&C                                  0             0           0
                                ------------    ----------  ----------
Net Loss                        $    (32,893)   $   (6,852) $  (49,259)
                                ============    ==========  ==========
Loss Per Share                  $       (.01)   $     (.01) $     (.02)
                                ============    ==========  ==========
Weighted Average Shares
Outstanding                        3,365,675     1,722,370   2,395,553

See accompanying notes to financial statements.

                          Zaldiva, INC.
                  [A Development Stage Company]
                     Statements of Cash Flows
   For the years ended September 30, 2001 and 2000and for the
Period from Inception [August 11, 1997] through September 30, 2001
                                                                 From
                                                               Inception
                                                               [8/11/97]
                                                                through
                                    2001          2000          9/30/01
Cash Flows Provided by/(Used for)
Operating Activities
Net Loss                        $         0    $         0   $          0
Adjustments to reconcile net
income to net cash provided by
operating activities:
    Issued shares for services       32,776              0         32,776
    Increase in accrued
    liabilities                      10,000              0         10,000
                                -----------    -----------   ------------
       Net Cash Provided by/
       (Used for) in Operating
       Activities                    42,776              0         42,776

Cash Flows Used for Investing
Activities
    Purchased property & equipment
                               ------------   ------------   ------------
        Net Cash Used in
        Investing Activities              0              0              0
                               ------------   ------------   ------------

Cash Flows Provided by Financing
Activities
    Issued stock for cash                 0              0         17,224
                               ------------   ------------   ------------
        Net Cash Provided by
        Financing Activities              0              0         17,224

    Net Increase(decrease) in Cash   42,776              0         60,000

Beginning Cash Balance                  858          7,710              0
                               ------------   ------------   ------------
Ending Cash Balance            $     43,634   $      7,710   $     60,000
                               ============   ============   ============

Supplemental Disclosure Information:
  Cash paid during the year
  for interest                 $          0   $          0   $          0
  Cash paid during the year for
  income taxes                            0              0              0

          See accompanying notes to financial statements

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001

NOTE A    Summary of Significant Accounting Policies

     Company Background

     The Company incorporated under the laws of the State of Florida on August 11, 1997 as Zaldiva Cigarz & Newz. In October 2001 the Company changed its name to Zaldiva, Inc. Zaldiva operates an "on-line shopping center" known as Zaldiva.com which features products from retailers through the Internet. The Company also promotes and sells its own brand of cigars and accessories. The cigars are made by outside entities and are sold through e-commerce or through independent direct sales establishments. The Company does not purchase or stock merchant products. Sales and the majority of customer service issues are handled through individual affiliate partners. Zaldiva, Inc., is in the development stage and is commencing its planned principal operations.

     The financial statements of the Company have been prepared in accordance with U. S. generally accepted accounting principles. The following summarizes the more significant of such policies:

     Statement of Cash Flows

     Cash is comprised of cash on hand or on deposit in banks. The Company has $10,741 as of September 30, 2001.

     Inventory

     Inventory is valued at the lower of cost or market (net realizable value) using the first-in, first-out (FIFO) method. The Company buys inventory to order and maintains minimal or no inventory on hand. The book balance was $0 as of September 30, 2001.

     Income Taxes

     The Company applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. (See Note C below).

     Net Loss Per Common Share

     Net loss per common share is based on the weighted average number of shares outstanding.

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001

NOTE A    Summary of Significant Accounting Policies [continued]

     Revenue Recognition

     The Company recognizes revenue on cigar and accessory sales as products are delivered to the customer or retailer. Revenue from commission on sales through the on-line shopping center, which is still being developed, will be recognized as earned, based on contract terms with merchants who are linked to Zaldiva.

     Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B    Issuance of Common Shares

     On April 23, 1999, the Company issued 1,722,370 shares of its $0.001 par, "unregistered" and "restricted" common stock to individuals for cash of $0.01 per share. On July 1, 2001, the Company issued 3,277,630 shares of "unregistered" and "restricted" common stock for services performed and valued at $0.01 per share or $32,776.

NOTE C    Accounting for Income Taxes

     No provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

Deferred tax assets                          Balance         Tax       Rate

   Loss carryforward (expires through 2021)    $0            $0         15%
   Valuation allowance                                       $0
                                                          --------
        Deferred tax asset                                   $0
                                                          ========

     The valuation allowance has increased $4,934 from $2,455 as of September 30, 2000.

                          Zaldiva, Inc.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        September 30, 2001

NOTE D    Liquidity/Going Concern

     The Company has accumulated losses since inception totaling $49,259, and is still developing operations. Financing for the Company's activities to date has been primarily provided by issuance of stock for cash and for services. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized.

     Management plans to increase operations through marketing by mail, electronic mail and facsimile transmission. Based on the success of its marketing strategy, the Company may seek to raise funds through equity offerings. Additionally, the Company is seeking well capitalized acquisition candidates to compliment Internet operations. Should management be unsuccessful in its operating activities, the Company may experience material adverse effects and may not continue as a going concern.

                          Zaldiva, Inc.


                  Condensed Financial Statements

                        December 31, 2001

                          Zaldiva, Inc.
                     Condensed Balance Sheet
                           (Unaudited)
                              ASSETS

                                                        December 31,
                                                           2001

Current Assets
  Cash                                                $   2,127
                                                      ---------
          Total Current Assets                            2,127


TOTAL ASSETS                                          $   2,127
                                                      =========


               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Current Liabilities                                 $       0
                                                      ---------
          Total Current Liabilities                           0

Stockholders' Equity
  Common stock                                            5,000
  Additional paid in capital                             45,000
  Accumulated deficit                                   (47,873)
                                                      ---------
          Total Stockholders' Equity                      2,127
                                                      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   2,127
                                                      =========

                    See accompanying notes

                          Zaldiva, Inc.
                Condensed Statements of Operations
                           (Unaudited)
                               For the Three           For the Three
                                Months Ended            Months Ended
                                 December 31,           December 31,
                                    2001                   2000
Revenues                          $    27,832          $   17,403

Cost of goods sold                      9,025               6,038
                                  -----------          ----------
    Gross Profit                       18,807              11,365
                                  -----------          ----------
Operating expense                     (17,421)            (11,704)
                                  -----------          ----------
Operating loss                          1,386                (339)
                                  -----------          ----------
Net income (loss)                       1,386                (339)

Net Income (loss) per Share       $      0.00          $    (0.01)
                                  ===========          ==========
Weighted Average Number of Shares
Outstanding                         5,000,000           1,722,370
                                  ===========          ==========

                              See accompanying notes

                           Zaldiva, Inc.
                Condensed Statements of Cash Flows
                            (Unaudited)
                               For the Three           For the Three
                                Months Ended            Months Ended
                                 December 31,           December 31,
                                    2001                   2000
Cash Flows Used for Operating
Activities:

 Net Income (Loss)                 $     1,386        $    (339)

 Adjustments to reconcile net loss
 to net cash used for operating
 activities:

   Decrease in accrued liabilities     (10,000)
                                   -----------        ---------
Net Cash Flows Used for Operating
Activities                              (8,614)            (339)
                                   -----------        ---------

Net Increase (Decrease) in Cash         (8,614)            (339)

Beginning Cash Balance                  10,741              858
                                   -----------        ---------
Ending Cash Balance                $     2,127        $     519
                                   ===========        =========

Supplemental disclosure:

  Cash paid for interest           $         0        $       0

  Cash paid for income taxes                 0                0

                      See accompanying notes

                           Zaldiva, Inc.
              Notes to Condensed Financial Statements
                         December 31, 2001


     PRELIMINARY NOTE

     The accompanying condensed financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities
     and Exchange Commission.   Certain information and disclosures normally
     included in financial statements prepared in accordance with U. S. generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10KSB for the year ended September 30, 2001.

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Articles of Incorporation

3.2       Amended Articles of Incorporation

3.3       By-Laws


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ZALDIVA, INC.


Date: 22 Feb. 02                           By: /s/ Robert B. Lees
                                            ------------------------
                                            Robert B. Lees, Director
                                            and President


Date: February 22, 2002                  By: /s/ John A. Palmer, Jr.
                                            ------------------------
                                            John A. Palmer, Jr., Director,
                                            Secretary and Treasurer